                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)*

                          FIRSTWAVE TECHNOLOGIES, INC.
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    33762N207
                                 (CUSIP Number)

                                DECEMBER 2, 2002
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762N207                                                Page 2 of 12

1.  Name of Reporting Person
    I. R.S. Identification No. of Above Person (entities only)

    Mercury Ventures, Ltd.      I.R.S. Identification No. 75-2796235
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*                 (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                                   Texas

--------------------------------------------------------------------------------
Number of           5.    Sole Voting Power                           112,033(1)
Shares
Beneficially        6.    Shared Voting Power                              -0-
Owned by
Each                7.    Sole Dispositive Power                      112,033(1)
Reporting
Person With         8.    Shared Dispositive Power                         -0-

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      112,033(1)

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                    4.7%(2)

--------------------------------------------------------------------------------
12. Type of Reporting Person*                                                PN

--------------------------------------------------------------------------------

(1) Includes 83,333 shares issuable upon the conversion of 2,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II, Ltd. ("Mercury II") on September 7, 2001. Kevin C. Howe ("Mr. Howe") exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. ("Mercury Management"), the General Partner of Mercury Ventures, Ltd. ("Mercury Ventures"), which is the General Partner of Mercury II.

(2) Assumes a total of 2,303,727 shares of common stock outstanding, based on a total of 2,220,394 shares reported in Firstwave Technologies, Inc.'s Form 10-Q filed on November 14, 2002 plus 83,333 shares of common stock issued upon Mercury II's conversion of 2,000 shares of Series C Convertible Preferred Stock into 83,333 shares of common stock on November 20, 2002.

CUSIP No. 33762N207                                                Page 3 of 12

1.  Name of Reporting Person
    I. R. S. Identification No. of Above Person (entities only)

    Mercury Management, L.L.C.      I.R.S. Identification No. 75-2796232
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*               (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                                  Texas

--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                               112,033(1)
Shares
Beneficially      6.  Shared Voting Power                                  -0-
Owned by
Each              7.  Sole Dispositive Power                          112,033(1)
Reporting
Person With       8.  Shared Dispositive Power                             -0-

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      112,033(1)

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                   4.7%(2)

--------------------------------------------------------------------------------
12. Type of Reporting Person*                                               OO

--------------------------------------------------------------------------------

(1) Includes 83,333 shares issuable upon the conversion of 2,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,303,727 shares of common stock outstanding, based on a total of 2,220,394 shares reported in Firstwave Technologies, Inc.'s Form 10-Q filed on November 14, 2002 plus 83,333 shares of common stock issued upon Mercury II's conversion of 2,000 shares of Series C Convertible Preferred Stock into 83,333 shares of common stock on November 20, 2002.

CUSIP No. 33762N207                                                Page 4 of 12

1.  Name of Reporting Person
    I. R. S. Identification No. of Above Person (entities only)

    Kevin C. Howe
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*                  (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
Number of         5.   Sole Voting Power                             112,033(1)
Shares
Beneficially      6.   Shared Voting Power                                -0-
Owned by
Each              7.   Sole Dispositive Power                        112,033(1)
Reporting
Person With       8.   Shared Dispositive Power                           -0-

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person     112,033(1)

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                   4.7%(2)

--------------------------------------------------------------------------------
12. Type of Reporting Person*                                               IN

--------------------------------------------------------------------------------

(1) Includes 83,333 shares issuable upon the conversion of 2,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,303,727 shares of common stock outstanding, based on a total of 2,220,394 shares reported in Firstwave Technologies, Inc.'s Form 10-Q filed on November 14, 2002 plus 83,333 shares of common stock issued upon Mercury II's conversion of 2,000 shares of Series C Convertible Preferred Stock into 83,333 shares of common stock on November 20, 2002.

CUSIP No. 33762N207                                                Page 5 of 12


1.  Name of Reporting Person
    I. R. S. Identification No. of Above Person (entities only)

    Mercury Fund II, Ltd.     I.R.S. Identification No. 75-2862222
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                                Texas

--------------------------------------------------------------------------------
Number of        5.      Sole Voting Power                            112,033(1)
Shares
Beneficially     6.      Shared Voting Power                               -0-
Owned by
Each             7.      Sole Dispositive Power                       112,033(1)
Reporting
Person With      8.      Shared Dispositive Power                          -0-

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      112,033(1)

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                    4.7%(2)

--------------------------------------------------------------------------------
12. Type of Reporting Person*                                              PN

--------------------------------------------------------------------------------

(1) Includes 83,333 shares issuable upon the conversion of 2,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,303,727 shares of common stock outstanding, based on a total of 2,220,394 shares reported in Firstwave Technologies, Inc.'s Form 10-Q filed on November 14, 2002 plus 83,333 shares of common stock issued upon Mercury II's conversion of 2,000 shares of Series C Convertible Preferred Stock into 83,333 shares of common stock on November 20, 2002.



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33762N207                                                Page 6 of 12

INTRODUCTION

         The Schedule 13G/A filed with the Securities and Exchange Commission on May 21, 2002 on behalf of Mercury Fund No. 1, Ltd., Mercury Ventures, Ltd. ("Mercury Ventures"), Mercury Management, L.L.C. ("Mercury Management"), Kevin
C. Howe ("Mr. Howe") and Mercury Fund II, Ltd. ("Mercury II") in connection with the common stock, no par value per share (the "Common Stock"), of Firstwave Technologies, Inc. ("Firstwave") is hereby amended and restated to reflect a decrease of more than 5% in such persons' beneficial ownership of the Common Stock and to report the fact that such persons have ceased to be the beneficial owners of more than 5% of the Common Stock. Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury Ventures, Mercury Management, Mr. Howe and Mercury II are making this joint filing.

ITEM 1(a).        NAME OF ISSUER:

                  Firstwave Technologies, Inc., a Georgia corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2859 Paces Ferry Road, Suite 1000, Atlanta, Georgia 30339

ITEM 2(a).        NAME OF PERSON FILING:

                  Mercury Ventures, Ltd.

                  Mercury Management, L.L.C.

                  Kevin C. Howe

                  Mercury Fund II, Ltd.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business office of Mercury Ventures, Mercury Management, Mr. Howe and Mercury II is 2707 Hibernia, Dallas, Texas 75204

ITEM 2(c).        CITIZENSHIP:

                  Mercury Ventures' place of organization is Texas

                  Mercury Management's place of organization is Texas

                  Mr. Howe is a citizen of the United States

                  Mercury II's place of organization is Texas

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value per share

CUSIP No. 33762N207                                                Page 7 of 12

ITEM 2(e).        CUSIP NUMBER:

                  33762N207

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP AS OF DECEMBER 2, 2002:

Mercury Ventures

                  (a)      Amount beneficially owned:                                                 112,033(1)

                  (b)      Percent of class:                                                              4.7%(2)

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or direct the vote                             112,033(1)

                           (ii)     Shared power to vote or direct the vote                                -0-

                           (iii)    Sole power to dispose or to direct the disposition of             112,033(1)

                           (iv)     Shared power to dispose or to direct the disposition of                -0-

((1) Includes 83,333 shares issuable upon the conversion of 2,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,303,727 shares of common stock outstanding, based on a total of 2,220,394 shares reported in Firstwave Technologies, Inc.'s Form 10-Q filed on November 14, 2002 plus 83,333 shares of common stock issued upon Mercury II's conversion of 2,000 shares of Series C Convertible Preferred Stock into 83,333 shares of common stock on November 20, 2002.

CUSIP No. 33762N207                                                Page 8 of 12

Mercury Management

                  (a)      Amount beneficially owned:                                                 112,033(1)

                  (b)      Percent of class:                                                              4.7%(2)

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or direct the vote                             112,033(1)

                           (ii)     Shared power to vote or direct the vote                                -0-

                           (iii)    Sole power to dispose or to direct the disposition of             112,033(1)

                           (iv)     Shared power to dispose or to direct the disposition of                -0-

(1) Includes 83,333 shares issuable upon the conversion of 2,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,303,727 shares of common stock outstanding, based on a total of 2,220,394 shares reported in Firstwave Technologies, Inc.'s Form 10-Q filed on November 14, 2002 plus 83,333 shares of common stock issued upon Mercury II's conversion of 2,000 shares of Series C Convertible Preferred Stock into 83,333 shares of common stock on November 20, 2002.

Mr. Howe

                  (a)      Amount beneficially owned:                                                112,033(1)

                  (b)      Percent of class:                                                             4.7%(2)

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or direct the vote                            112,033(1)

                           (ii)     Shared power to vote or direct the vote                               -0-

                           (iii)    Sole power to dispose or to direct the disposition of            112,033(1)

                           (iv)     Shared power to dispose or to direct the disposition of               -0-

(1) Includes 83,333 shares issuable upon the conversion of 2,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,303,727 shares of common stock outstanding, based on a total of 2,220,394 shares reported in Firstwave Technologies, Inc.'s Form 10-Q filed on November 14, 2002 plus 83,333 shares of common stock issued upon Mercury II's conversion of 2,000 shares of Series C Convertible Preferred Stock into 83,333 shares of common stock on November 20, 2002.

CUSIP No. 33762N207                                                Page 9 of 12


Mercury II

                  (a)      Amount beneficially owned:                                                     112,033(1)

                  (b)      Percent of class:                                                                  4.7%(2)

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or direct the vote                                 112,033(1)

                           (ii)     Shared power to vote or direct the vote                                    -0-

                           (iii)    Sole power to dispose or to direct the disposition of                 112,033(1)

                           (iv)     Shared power to dispose or to direct the disposition of                    -0-


(1) Includes 83,333 shares issuable upon the conversion of 2,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,303,727 shares of common stock outstanding, based on a total of 2,220,394 shares reported in Firstwave Technologies, Inc.'s Form 10-Q filed on November 14, 2002 plus 83,333 shares of common stock issued upon Mercury II's conversion of 2,000 shares of Series C Convertible Preferred Stock into 83,333 shares of common stock on November 20, 2002.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                  Mercury Ventures          [X]

                  Mercury Management        [X]

                  Mr. Howe                  [X]

                  Mercury II                [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

CUSIP No. 33762N207                                               Page 10 of 12


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 33762N207                                               Page 11 of 12

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2002             MERCURY VENTURES, LTD.

                             By:      MERCURY MANAGEMENT, L.L.C.
                                      General Partner

                                      By:      /s/ Kevin C. Howe
                                               ---------------------------------
                                      Name:    Kevin C. Howe
                                      Title:   Manager


December 3, 2002             MERCURY MANAGEMENT, L.L.C.


                             By:      /s/ Kevin C. Howe
                                      ------------------------------------------
                             Name:    Kevin C. Howe
                             Title:   Manager

December 3, 2002             /s/ Kevin C. Howe
                             ---------------------------------------------------
                             Name: Kevin C. Howe


December 3, 2002             MERCURY FUND II, LTD.

                             By:  MERCURY VENTURES, LTD.
                                  General Partner

                                  By:  MERCURY MANAGEMENT, L.L.C.
                                       General Partner

                                       By:    /s/ Kevin C. Howe
                                              ----------------------------------
                                       Name:  Kevin C. Howe
                                       Title: Manager

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

                                 SCHEDULE 13G/A
                             JOINT FILING AGREEMENT

         This Agreement is dated as of December 3, 2002 by and between Mercury Ventures, Ltd. ("Mercury Ventures"), Mercury Management, L.L.C. ("Mercury Management"), Kevin C. Howe ("Mr. Howe") and Mercury Fund II, Ltd. ("Mercury II").

         WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under
Section 13d(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

         NOW, THEREFORE, the undersigned do hereby agree as follows:

         1. The Schedule 13G/A (the "Schedule 13G/A") with respect to Firstwave Technologies, Inc., a Georgia corporation, to which this Agreement is attached as Exhibit A is filed on behalf of Mercury Ventures, Mercury Management, Mr. Howe, and Mercury II. Mercury Ventures, Mercury Management and Mercury II hereby authorize Mr. Howe to file the Schedule 13G/A on their behalf.

         2. Each of Mercury Ventures, Mercury Management, Mr. Howe, and Mercury II is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.


                                    MERCURY VENTURES, LTD.


                                    By:      MERCURY MANAGEMENT, L.L.C.
                                             General Partner

                                             By:      /s/ Kevin C. Howe
                                                      --------------------------
                                             Name:    Kevin C. Howe
                                             Title:   Manager

                                    MERCURY MANAGEMENT, L.L.C.


                                    By:      /s/ Kevin C. Howe
                                             -----------------------------------
                                    Name:    Kevin C. Howe
                                    Title:   Manager

                                    /s/ Kevin C. Howe
                                    --------------------------------------------
                                    Name: Kevin C. Howe

                                    MERCURY FUND II, LTD.

                                    By:     MERCURY VENTURES, LTD.
                                            General Partner

                                            By:  MERCURY MANAGEMENT, L.L.C.
                                                 General Partner

                                                 By:    /s/ Kevin C. Howe
                                                      -------------------------
                                                 Name:  Kevin C. Howe
                                                 Title: Manager